Exhibit 99.2

News

RiT TECHNOLOGIES LAUNCHES NEW PRODUCT FOR THE DATACENTER
 ENVIRONMENT: THE 1ST INTELLIGENT LC-MPO CASSETTE PANEL

Tel Aviv, Israel – September 20, 2010 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today introduced a new product for the datacenter environment: the SMART LC-MPO Cassette Panel. This high-density fiber optic patch panel is differentiated by its ability to be configured with PatchView™, RiT’s advanced real-time intelligent infrastructure management (IIM) solution.

MPO cassette panels are recognized increasingly as the answer to the market's demand for increased optical port density. RiT’s new product supports up to 96 fibers in just 1U of rack space, making it an ideal small-form-factor solution for resource-challenged datacenters. RiT’s patch panel is also differentiated by its ability to self-monitor for continuity, physical security and resource utilization, reporting the configuration of all patch cords to the network administrator's management station.

“We are very excited to launch this innovative solution, the datacenter industry’s first management-enabled MPO Cassette Panel,” commented Mr. Eran Ayzik, RiT’s CEO and President. “Designed with the dense datacenter environment in mind, the new product takes a new, user-friendly approach to real-time connectivity management and offers our customers a practical, easy-to-deploy solution for their daily business challenges.

“The use of the MPO connectivity concept itself saves the datacenter space and simplifies the installation effort. Then, after deployment, the physical management capabilities come into play, giving the IT team all the information they need to keep all the assets up-and-running and fully utilized. The result is clear: more resources in a smaller area, reduced installation expense and smoother running networks.”

RiT’s SMART LC-MPO Cassettes are sold separately and can be individually mounted in the SMART LC-MPO Cassette Panel, providing the user with maximum flexibility for the required numbers of ports. As an additional advantage, the cassette is sealed, ensuring customers the highest reliability in all installations.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

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For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss our expectations from PatchView, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Ben Carmi
VP Product Management & Business Development
+972-3-766-4217
benc@rit.co.il

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